UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

UTime Limited, a Cayman Islands exempted company (the “Company”) held an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Meeting”) on March 12, 2025 at 10:00 AM EST at the Company’s headquarters located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China. Holders of a total of 19,723,864 ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”), out of a total of 36,040,133 Ordinary Shares issued and outstanding and entitled to vote at the Meeting, voted at the Meeting, and the quorum for the transaction of business is present at the Meeting. Each Ordinary Share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	As an ordinary resolution, to approve an amendment of the share capital of the Company (the “Share Capital Amendment”) from US$1,000,000 divided into: (i) 9,990,000,000 ordinary shares of a par value of US$0.0001 each (“Ordinary Shares”); and (ii) 10,000,000 preference shares of a par value of US$0.0001 each (“Preference Shares”) to US$1,000,000 divided into: (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.001 each (“Class A Shares”); and (ii) 100,000,000 Class B Ordinary shares of a par value of US$0.001 each (“Class B Shares”), in each case having the rights and subject to the restrictions set out in the Amended M&A (hereinafter defined) by:

a)	the consolidation of the authorized share capital at a ratio of ten-for-one such that each ten Ordinary Shares shall be consolidated into one ordinary share of a par value of US$0.001 (“Consolidated Ordinary Shares”) each and each ten Preference Shares be consolidated into one preference share of a par value of US$0.001 each (“Consolidated Preference Shares”);

b)	all issued Consolidated Ordinary Shares (being 3,604,013 Consolidated Ordinary Shares) be re-designated as Class A Shares;

c)	895,395,987 authorized but unissued Consolidated Ordinary Shares be re-designated as Class A Shares;

d)	100,000,000 authorized but unissued Consolidated Ordinary Shares be re-designated as Class B Shares; and

e)	each authorized but unissued Consolidated Preference Share be re-designated as a Class A Share.

The shareholders approved the proposal.

For	Against	Abstain	Total
19,555,864	157,987	10,013	19,723,864

2.	As a special resolution, to approve an the reduction of the quorum requirements for proceedings at General Meetings (as defined in the Current Memorandum and Articles of Association of the Company (the “Current M&A”)) from (i) the holders of a majority of the Shares (as defined in the Current M&A) being individuals present in person or by proxy, to (ii) the holders of a third of the Shares being individuals present in person or by proxy (the “Quorum Reduction”).

The shareholders approved the proposal.

For	Against	Abstain	Total
19,528,376	186,573	8,915	19,723,864

3.	Subject to the approval of Resolutions 1 and 2, as a special resolution, the amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place the amended and restated memorandum and articles of association of the Company (the “Amended M&A”) annexed hereto.

The shareholders approved the proposal.

For	Against	Abstain	Total
19,574,886	133,673	15,305	19,723,864

4.	As an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

The shareholders approved the proposal.

For	Against	Abstain	Total
19,658,984	63,608	1,272	19,723,864

5.	As an ordinary resolution, to approve and ratify the issuance of 173,400,000 units, each unit consisting of one Class A Shares and a warrant to purchase three Class A Shares, pursuant to certain securities purchase agreement (the “Securities Purchase Agreement”) dated February 27, 2025 in a private placement to certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933 (the “Private Placement”).

The shareholders approved the proposal.

For	Against	Abstain	Total
19,568,900	126,865	28,099	19,723,864

Exhibits

Exhibit No.	Description
99.1	Second Amended and Restated Memorandum and Articles of Association of UTime Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 13, 2025

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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